July 21, 2011

VIA EDGAR SUBMISSION

Ms. Stephanie L. Hunsaker, Senior Assistant Chief Accountant

Ms. Yolanda Crittendon, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	E*TRADE Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 22, 2011

File No. 001-11921

Dear Ms. Hunsaker and Ms. Crittendon:

This letter is in response to your letter of July 19, 2011. As discussed by phone, the Company proposes to respond to your letter no later than August 31, 2011. The Company requests additional time in order to ensure that it can provide a complete response to the comments, some of which will require a significant amount of data to be extracted, organized and analyzed. In addition, the Company’s finance and accounting staff is currently concentrating its efforts on preparing its quarterly report on Form 10-Q for the second quarter, which is a more time- and resource-consuming effort than in the past because the Company must for the first time meet the Level 4 detail XBRL tagging requirements. The Company confirms that in preparing its quarterly report the Company will use all reasonable efforts to incorporate the Staff’s requested disclosures or revisions in the Form 10-Q to the extent the Company believes they are applicable and appropriate. In certain instances, the Company will in its response letter explain why the Company believes revised disclosure would be inappropriate or not meaningful. Please feel free to contact Katy Albers, VP of Financial Reporting and Accounting Policy at (703) 236-8687 with any questions.

Very truly yours,

/s/ Matthew J. Audette

Matthew J. Audette

Chief Financial Officer

cc:	Karl A. Roessner

E*TRADE Financial Corporation

Sarah K. Solum

Daniel G. Kelly, Jr.

Davis Polk & Wardwell

Robert A. Crawford

Deloitte & Touche LLP